Zentek Receives CRA Notice of Reassessment for 2019

Guelph, ON - November 21, 2025, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), announces that, further to its press release dated March 21, 2025 regarding the completion by the Canada Revenue Agency ("CRA") of an audit (the "Audit") of the Company's 2018 and 2019 renunciations of Canadian exploration expenses ("CEE") in favour of subscribers to private placements of flow-through common shares which closed on December 21, 2018 and December 20, 2019 for aggregate gross proceeds of $4,210,000 (the "Flow-Through Financings"), it has received a notice of reassessment from the CRA in respect of its 2019 financial year in connection with the Flow-Through Financings.

On October 8, 2025, the Company received a notice of reassessment from CRA in respect of its 2019 financial year resulting in a reclassification of approximately $199,000 (16.467%) of the amounts renounced (the "Reclassified Expenses") on the basis that the Reclassified Expenses did not meet the definition of CEEs, as defined for income tax purposes. As a result, Part XII.6 tax payable under section 211.91 of the Income Tax Act, related to form T101 was assessed for $22,481.89.

Subscribers of the Flow-Through Financings will be contacted directly by the CRA regarding a reassessment of deductions claimed in connection with the Reclassified Expenses. Pursuant to the terms of the subscription and renunciation agreements (the "Subscription Agreements") entered into by the Company and the subscribers in connection with the Flow-Through Financings, the reduction in renounced CEEs will be made on a pro rata basis among all subscribers of the same financing.

Furthermore, pursuant to the Subscription Agreements, the Company has agreed to indemnify the subscribers within 20 business days for tax attributable to disallowed renunciations of CEEs. The Company invites subscribers of the Flow-Through Financings who have received notices of reassessment from CRA to contact fts@zentek.com as soon as possible to exercise their right of indemnification and for more information about next steps. The maximum aggregate quantum of the Company's liability with respect to this indemnification obligation from the Flow-Through Financings is $427,000.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™ is shown to have enhanced viral filtration efficiency for surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

Zentek has a global exclusive license to the Aptamer-based platform technology developed by McMaster University which is being jointly developed by Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

Investorrelations@zentek.com

Ryan Shacklock

Phone: 306-270-9610

Email: rshacklock@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.